Exhibit 99.1

FOR IMMEDIATE RELEASE	December 1, 2021

CELESTICA REAFFIRMS FOURTH QUARTER 2021 GUIDANCE

TORONTO, Canada - Celestica Inc. (NYSE: CLS) (TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced that it is reaffirming its financial guidance for the fourth quarter of 2021 (“Q4 2021”), provided on October 25, 2021 in its third quarter of 2021 earnings release under the caption “Q4 2021 Guidance”.

“Despite the unique challenges presented by the constraints on global supply chains, the demand backdrop and mix of business remains strong across the majority of our end markets, and the great work of our entire global team has allowed us to continue to execute. Based on these factors, we are reaffirming our guidance for Q4 2021,” said Rob Mionis, President and CEO, Celestica. “As we approach the end of our fiscal year, we remain firmly on track to achieving our goals of returning to top-line growth and realizing a record quarterly non-IFRS operating margin. Additionally, our outlook continues to be positive heading into 2022.”

“From an operational perspective, I am encouraged by our team’s efforts to help navigate our business through a dynamic environment,” he continued. “Their commitment and persistence have allowed us to continue to support the needs of our customers, execute on our strategic objectives and deliver solid performance throughout 2021.”

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including, without limitation, statements related to: guidance for Q4 2021, our Q4 2021 goals and and our outlook heading into 2022. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The forward-looking statements herein are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, the risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers’ ability to compete and succeed using our products and services; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronics manufacturing services industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; the cyclical and volatile nature of our semiconductor business; delays in the delivery and availability of components, services and/or materials; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers’ business or outsourcing strategies; the expansion or consolidation of our operations; volatility in the commercial aerospace industry; the inability to maintain adequate utilization of our workforce; the nature of the display market; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and “operate-in-place” arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions, divestitures and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: policies or legislation instituted by the former or current administration in the U.S., U.S. and global tax reform, the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/or the impact of (in addition to COVID-19) other widespread illness or disease; the scope, duration and impact of the COVID-19 pandemic, including its continuing adverse impact on the commercial aerospace industry; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from current outstanding third-party indebtedness (including amounts borrowed for the acquisition of PCI Private Limited (“PCI”); negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program); the failure to obtain an additional term loan in connection with our acquisition of PCI on acceptable terms, in a timely manner, or at all, and if obtained, that such term loan includes additional restrictive financial or operational covenants, significantly increased interest rates and/or additional significant fees; a material adverse change at PCI; operational impacts that may affect PCI’s ability to achieve anticipated financial results; a failure to successfully integrate PCI, further develop our capabilities and/or customer base in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected synergies and benefits from the acquisition; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, ransomware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our information technology systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable (or any new) credit facility covenants; interest rate fluctuations and changes to LIBOR; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity, as well as the other risks discussed in our public filings at www.sedar.com and www.sec.gov, including in our 2020 Annual Report on Form 20-F (see, among other risk disclosures therein, Item 3(D), “Key Information — Risk Factors”, Item 5 “Operating and Financial Review and Prospects,” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”) filed with, and our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), and other subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include the following: the scope and duration of materials constraints and the COVID-19 pandemic and its impact on our sites, customers and suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions and currency exchange rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; receipt of an additional term loan under our credit facility on acceptable terms and in a timely manner; that we will maintain compliance with applicable (or any new) credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; and that: no material adverse change will have occurred at PCI; anticipated financial results by PCI will be achieved; we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; and we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities, as well as the other assumptions discussed in our public filings at www.sedar.com and www.sec.gov, under the heading “Cautionary Note Regarding Forward-Looking Statements”, or similarly named sections, including in our 2020 Annual Report on Form 20-F filed with, and our most recent MD&A, and other subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications
(416) 448-2200
media@celestica.com

Celestica Investor Relations
(416) 448-2211
clsir@celestica.com